SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): April 23, 2003

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

ITEM 7. <u>Financial Statements, Pro Forma Financial Information and Exhibits</u>

(c) Exhibits:

Exhibit Number	Exhibit:	
99(a)	Cleveland-Cliffs Inc published a News Release on April 23, 2003, "Cleveland-Cliffs Reports Earnings for First Quarter 2003."	Filed Herewith

ITEM 9. <u>Regulation FD Disclosure</u>

The following information is furnished under <u>Item 12. "Results of Operations and Financial Condition"</u> in accordance with SEC Release No. 33-8216:

On April 23, 2003, Cleveland-Cliffs Inc issued a news release announcing the unaudited financial results for the quarter ended March 31, 2003, a copy of which is attached as Exhibit 99(a) to this Current Report on Form 8-K.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik

Name: C. B. Bezik
Title: Senior Vice President-Finance


Dated: April 23, 2003


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INDEX TO EXHIBITS

Exhibit Number	Exhibit	
99(a)	Cleveland-Cliffs Inc published a News Release on April 23, 2003, "Cleveland-Cliffs Reports Earnings for First Quarter 2003."	Filed Herewith